UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 19, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Digital Realty Trust, Inc. – File No. 1-32336

Digital Realty Trust, L.P. – File No. 0-54023

CF#37240

Digital Realty Trust, Inc. and Digital Realty Trust, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-K filed on February 25, 2019.

Based on representations by Digital Realty Trust, Inc. and Digital Realty Trust, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.54	through February 25, 2029
Exhibit 10.55	through February 25, 2029
Exhibit 10.56	through February 25, 2029

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary